UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 11)*

Banco Itaú Chile

(formerly known as Itaú Corpbanca)

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

45033E105 (Sponsored ADR)**

(CUSIP Number)

Renato Lulia Jacob

Group Head of Investor Relations

Itaú Unibanco Holding S.A.

Praça Alfredo Egydio de Souza Aranha, 100

04344-902 São Paulo, SP, Brazil

+55 11 2794 3547

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

October 25, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** This CUSIP applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing one-third of one common share.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45033E105 (Sponsored ADRs)

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Itaú Unibanco Holding S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 56,896,856
	8	SHARED VOTING POWER 87,372,541 (see Item 4 and 5)
	9	SOLE DISPOSITIVE POWER 56,896,856
	10	SHARED DISPOSITIVE POWER 87,372,541 (see Item 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 144,269,397 (see Item 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 66.69% (see Item 4 and 5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 45033E105 (Sponsored ADRs)

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ITB Holding Brasil Participações Ltda.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 77,211,707
	8	SHARED VOTING POWER 10,160,834 (see Item 4 and 5)
	9	SOLE DISPOSITIVE POWER 77,211,707
	10	SHARED DISPOSITIVE POWER 10,160,834 (see Item 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 87,372,541 (see Item 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.39% (see Item 4 and 5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

Explanatory Note

This Amendment No. 11 (“Amendment No. 11”) to Schedule 13D is being filed by (together the “Reporting Persons”):

(i)	Itaú Unibanco Holding S.A., a company organized under the laws of Brazil (“Itaú Parent”). Itaú Parent is the holding company of a Brazilian financial group; and
(ii)	ITB Holding Brasil Participações Ltda. (“ITB”);

and relates to the Common Shares, no par value per share (the “Common Shares”), of Banco Itaú Chile (formerly known as Itaú Corpbanca), a company formed in the Republic of Chile (the “Issuer”) and American Depositary Shares (each of which represents one-third of one Common Share) of the Issuer (the “ADSs,” and together with the Common Shares, the “Shares”).

This Amendment No. 11 supplements and amends the Schedule 13D filed on July 7, 2014 (the “Initial Schedule 13D”), as amended on June 26, 2015, on April 19, 2016, on January 27, 2017, on March 4, 2019, on November 24, 2020, on March 7, 2022, on July 28, 2022, on March 2, 2023, on May 31, 2023, and on July 10, 2023 (as so amended, the “Schedule 13D”) by the Reporting Persons (such Schedule 13D, as further amended, this “Statement”). Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. Unless otherwise indicated herein, capitalized terms used but not defined in this Statement shall have the same meanings herein as are ascribed to such terms in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following paragraphs at the end thereof:

On October 25, 2023, the Board of Directors of the Issuer resolved to initiate the process of deregistering its ADSs with the Securities and Exchange Commission and delisting its ADSs from the New York Stock Exchange.

On October 30, 2023, the Issuer issued a Material Fact (Fato Relevante) reporting the initiation of the process to (i) terminate the program of its ADSs registered in the United States of America, (ii) cancel the registration of its ADSs with the Securities and Exchange Commission, (iii) delist its ADSs from the New York Stock Exchange, and (iv) terminate the Deposit Agreement under which the ADSs are issued. The full Material Fact (Fato Relevante) is filed as Exhibit 99.2 to the Form 6-K filed by the Issuer with the SEC on October 31, 2023, and is incorporated as Exhibit J hereto by reference.

Item 7.	Materials to be Filed as Exhibits.
Annex A	Instruction C Information (previously filed)
Exhibit A	Joint Filing Agreement dated April 19, 2016, among the Reporting Persons (previously filed)

Exhibit B	February 2015 Policy Agreement (previously filed)
Exhibit C	Seventh Amended Joint Plan of Liquidation of Corp Group Banking S.A. and its Debtor Affiliates (previously filed)
Exhibit D	Share Transfer Agreement (previously filed)
Exhibit E	IFC Policy Agreement Stipulation (previously filed)
Exhibit F	Comunicado ao Mercado issued by Itaú Unibanco Holding S.A. (free translation) on March 2, 2023 (previously filed)
Exhibit G	Power of Attorney (previously filed)
Exhibit H	Comunicado ao Mercado issued by Itaú Unibanco Holding S.A. (free translation) on May 29, 2023 (previously filed)
Exhibit I	U.S. Offer to Purchase (previously filed)
Exhibit J	Material Fact (Fato Relevante) issued by Banco Itaú Chile on October 30, 2023 (previously filed)

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 2, 2023	ITAÚ UNIBANCO HOLDING S.A.

	By:	/s/ Álvaro F. Rizzi Rodrigues
		Name:	Álvaro F. Rizzi Rodrigues
		Title:	Officer

ITB HOLDING BRASIL PARTICPAÇÕES LTDA

	By:	/s/ Álvaro F. Rizzi Rodrigues
		Name:	Álvaro F. Rizzi Rodrigues
		Title:	Attorney-in-fact